Filed by Patriot Coal Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Patriot Coal Corporation
(Commission File No. 001-33466)

On April 3, 2008, Patriot Coal Corporation provided the following slides in conjunction with a conferencecall held by management in connection with the proposed acquisition of Magnum Coal Company.

Acquisition of Magnum Coal Company

April 2008

Patriot Coal Statement on Forward-Looking Information

Some of the following information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934, as amended, and is intended to come within the safe-harbor protection provided by those sections.

Important Information for Stockholders

Patriot Coal Corporation (the "Company") will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the proposed issuance of Company common stock in the transaction with Magnum Coal
Company ("Magnum"). Investors and stockholders are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed issuance. Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by contacting investor relations by phone at (314) 275-3680, in writing to Janine
A. Orf, Director of Investor Relations, or by email to jorf@patriotcoal.com.
The final proxy statement/prospectus will be mailed to stockholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Magnum and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the
Company in connection with the proposed issuance. Information about the
Company's directors and executive officers is set forth in the Company's Annual
Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on
March 14, 2008 and in the Information Statement filed as Exhibit 99.1 to the
Report on Form 8-K filed by the Company with the SEC on October 24, 2007.
Additional information regarding the potential participants in the proxy solicitation and information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this document are forward-looking as defined in the
Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may be beyond our control and may cause our actual future results to differ materially from expectations. We do not undertake to update our forward-looking statements. Factors that could affect our results include, but are not limited to: failure to obtain Company stockholder approval of the proposed issuance; availability and costs of financing; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory or other approvals; failure to consummate or delay in consummating the transaction for other reasons; changes in laws or regulations; changes in general economic conditions, including coal and power market conditions; the outcome of commercial negotiations involving sales contracts or other transactions; the Company's dependence on Peabody Energy
Corporation in the near future; geologic, equipment and operational risks associated with mining; supplier and contract miner performance and the availability and cost of key equipment and commodities; the Company's ability to replace coal reserves; labor availability and relations; availability and costs of transportation; weather patterns affecting energy demand; legislative and regulatory developments; risks associated with environmental laws and compliance; the outcome of pending or future litigation; and the availability and costs of competing energy resources. The Company undertakes no obligation
(and expressly disclaims any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company's Form 10-K and 8-K reports.

                                                                              1

Transaction Summary

- Purchase price of ~$709 million, based on 4/2/08 closing price of PCX
  - 11.9 million newly-issued shares of PCX common stock
  - Assumption of ~$150 million of Magnum debt
- Bridge financing in place for $150 million of assumed debt
  - Permanent financing expected by closing
- Existing Patriot revolving credit facility amended to accommodate the transaction
- Subject to regulatory & PCX stockholder approval, and other customary closing conditions
- Expected closing around mid-year

2

Transaction Benefits

Solidifies Patriot as a leading U.S. coal company

Economies of Size, Scale & Scope

o   Significant commercial, operating & administrative synergies
o   Expanded resource base (reserves, equipment, human, other)
o   Opportunity to leverage existing systems & infrastructure

Diversification  of Resource Base

o   Magnum surface mining balances underground mining at Patriot
o   Combined resource portfolio provides enhanced long-term opportunities for low-cost organic growth

Optimization of Coal Sales Portfolios

o   Substantial unpriced volume
o   Ability to increase metallurgical coal production & sales
o   Improved trading & brokerage opportunities
o   Optimize sourcing from larger set of operations

Optimization of Mining Operations

o   Identify & incorporate best safety, engineering & operating practices from both organizations
o   Multiple quality & transportation options
o   Creates a larger platform for business development activities

                                                                              3

Magnum Strengths

Magnum is a well-established producer & marketer

Strong Asset Base

o   Substantial reserve base with long reserve life of 30+ years
o   High-quality thermal & metallurgical coal
o   Strategically located assets in Central Appalachia with scale and scope advantages

Safe, Efficient & Productive Operations

o   Low cost operations
o   Good balance of surface & underground operations
o   Attractive organic growth platform

Balanced Contract Backlog

o   Over 40% of 2009 and 70% of 2010 production volumes unpriced
o   Unpriced position provides upside in strong pricing environment
o   Recent transactions have captured favorably priced multi-year business

High-Quality Organization

o   Capable & experienced management and operating team
o   Numerous executives & managers from some of the largest, most successful industry players

                                                                              4

Magnum Reserves and Operations

Reserve Control     Mining Method        Coal Quality(1)               Workforce(2)
Leased 94.0%        Surface 69%          Noncompliance 41.6%           Contractor 4%
Owned 6.0%          Underground 31%      Compliance 58.4%              Non-Union 52%
                                                                       Union 44%
[map]

(tons in millions)
Mining Complex               2007 Production
--------------               ---------------
Hobet                              4.1
Samples                            3.4
Apogee                             3.0
Panther                            1.8
Jupiter                            1.5
Remington                          1.4
Campbell's Creek                   0.8
2007 Production                   16.1
                              ---------------
Total Reserves                   606.6

___________________________
1.   Based on percentage of 2007 production volume.
2.   Workforce is estimated based on volumes produced by respective groups in
     2008.

                                                                              5

Overlay of Patriot and Magnum Properties

Contiguous Appalachian properties create synergistic opportunities

[map]

                                                                              6

Solidifies Patriot Position as Premier CAPP Producer

PATRIOT COAL

Patriot will become a leading U.S. producer and reserve holder

2007 Reserves (millions of tons)

	Holder	Estimated Reserves
1	U.S. Government	89,000
2	Great Northern Properties	20,000
3	Peabody	8,228
4	Consol	3,918
5	Arch	2,898
6	NACCO	2,335
7	Massey	2,224
8	Natural Resource Partners	2,145
	COMBINED	1,869
9	Pocahontas Land Corp (Norfolk Southern)	1,750
10	Murray Energy	1,700
11	Foundation	1,585
12	Alliance	1,269
13	Rio Tinto	1,262
14	Patriot	1,262
15	ICG	932
16	Penn Virginia Resource Partners	818
17	Luminant Mining	718
18	Alpha	618
19	Magnum	607
20	Kiewit	600
21	BNI Coal	600
22	Kentucky River Properties	570
23	Westmoreland	415
24	BHP	319
25	Black Hills Corp.	280

2007 Production (millions of tons)

	Holder	Production Tonnage
1	Peabody	192.5
2	Rio Tinto	137.8
3	Arch	125.4
4	Foundation	71.9
5	Consol	64.6
6	Massey	39.5
	COMBINED	37.6
7	NACCO	34.0
8	Kiewit	32.5
9	Westmoreland	30.0
10	Alpha	28.4
11	Luminant Mining	26.0
12	Alliance	24.3
13	Murray Energy	24.0
14	Patriot	21.5
15	ICG	16.6
16	Magnum	16.1
17	BHP	15.3
18	PacifiCorp	14.3
19	Chevron Mining	12.0
20	James River	11.2
21	Trinity Coal	9.0
22	TECO Coal	8.7
23	Richard Gilliam	7.6
24	Rhino Energy	7.3
25	Jim Booth	6.8

Based on most recent available information.

7

Balanced Asset Mix

Magnum combination improves Patriot's asset mix

- Additional met coal production in 2008
- More low-sulfur thermal coal production
- Surface vs. underground diversification
- Increased reserves of compliance coal



Met vs. Steam
Underground vs. Surface
Union vs. Non-Union
Patriot
Steam 77%
Met 23%
Surface 11%
Underground 89%
Contractor 25%
Union 49%
Non-Union 26%
Magnum
Steam 100%
Met 0%
Surface 69%
Underground 31%
Contractor 4%
Union 44%
Non-Union 52%
Combined
Steam 86%
Met 14%
Surface 36%
Underground 64%
Contractor 16%
Union 46%
Non-Union 38%

Based on 2007 production volume.

8